EXHIBIT 99.1

DeCurret Inc., equity method investee of IIJ, Completed the Registration of Virtual Currency Exchange Service Providers

TOKYO, March 25, 2019 (GLOBE NEWSWIRE) -- Today, our equity method investee, DeCurret Inc. (Head Office: Chiyoda-ku, Tokyo, President: Kazuhiro Tokita, our ownership: 35%) had registered with the Kanto Local Finance Bureau, The Financial Services Agency as a virtual currency exchange service provider in accordance with the Payment Services Act.

For details, please refer to DeCurret’s press release published today titled which can be found in the following URL https://www.iij.ad.jp/en/news/pressrelease/2019/pdf/DeCurret_E.pdf

<For Reference＞

Company Profile of DeCurret Inc. (As of March 25, 2019)

Name	DeCurret Inc.
Address	2-10-2 Fujimi, Chiyoda-ku, Tokyo
Established	January 2018
Capital	JPY5.23 billion (including capital reserve)
Representative	Representative Director and President: Kazuhiro Tokita
Business	Financial services for cryptocurrency exchange and settlement
URL	https://www.decurret.com/ (Japanese only)
Press release published when DeCurret established	https://www.iij.ad.jp/en/news/pressrelease/2018/0125.html

Contact: Akihisa Watai, Managing Director and CFO
TEL: 03-5205-6500